UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

DESERT GATEWAY, INC.

(Name of Issuer)

Common Stock, par value $0.0001

(Title of Class of Securities)

250392305

(CUSIP Number)

Martin Shkreli
MSMB Healthcare Management LLC
MSMB Healthcare LP
MSMB Healthcare Investors LLC
MSMB Capital Management LLC
MSMB Capital Management LP
Desert Gateway, Inc.
777 Third Avenue, 22nd Floor
New York, NY 10017
 (212) 983-1310

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 12, 2012

 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:   Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)
(Page 1 of 12 Pages)

1	NAME OF REPORTING PERSONS MSMB Capital Management LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 375,000 shares
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 375,000 shares
	10	SHARED DISPOSITIVE POWER 0 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 375,000 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.50% (see Item 5)
14	TYPE OF REPORTING PERSON PN

1	NAME OF REPORTING PERSONS MSMB Capital Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 375,000 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 375,000 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 375,000 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.50% (see Item 5)
14	TYPE OF REPORTING PERSON OO

1	NAME OF REPORTING PERSONS MSMB Healthcare LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 473,274 shares
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 473,274 shares
	10	SHARED DISPOSITIVE POWER 0 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 473,274 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.68% (see Item 5)
14	TYPE OF REPORTING PERSON PN

1	NAME OF REPORTING PERSONS MSMB Healthcare Investors LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 413 shares
	8	SHARED VOTING POWER 473,274 shares
	9	SOLE DISPOSITIVE POWER 413 shares
	10	SHARED DISPOSITIVE POWER 473,274 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 473,687 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.68% (see Item 5)
14	TYPE OF REPORTING PERSON OO

1	NAME OF REPORTING PERSONS MSMB Healthcare Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 473,274 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 473,274 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 473,274 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.68% (see Item 5)
14	TYPE OF REPORTING PERSON OO

1	NAME OF REPORTING PERSONS Martin Shkreli
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,531,920 shares
	8	SHARED VOTING POWER 848,687 shares
	9	SOLE DISPOSITIVE POWER 2,531,920 shares
	10	SHARED DISPOSITIVE POWER 848,687 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,380,607 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 40.54% (see Item 5)
14	TYPE OF REPORTING PERSON IN

Item 1.  Security and Issuer

This statement relates to the common stock, par value $0.0001 per share (the “Common  Stock”), of Desert Gateway, Inc. (the “Issuer”).  The address of the principal executive offices of the Issuer is 777 Third Avenue, 22nd Floor, New York, NY 10017.

Item 2.  Identity and Background

This statement is being filed by MSMB Capital Management LP (“MSMB Capital LP”), MSMB Capital Management LLC (“MSMB Capital LLC”), MSMB Healthcare LP (“MSMB Healthcare”), MSMB Healthcare Investors LLC (“MSMB Investors”), MSMB Healthcare Management LLC (“MSMB Management”) and Martin Shkreli, a citizen of the United States of America (collectively, the “Reporting Persons”).

The principal business address of each of the Reporting Persons is 777 Third Avenue, 22nd Floor, New York, NY 10017.

MSMB Investors is the general partner of MSMB Healthcare and MSMB Management is the investment advisor of MSMB Healthcare.  MSMB Capital LLC is the general partner of MSMB Capital LP.  Mr. Shkreli is the managing member of MSMB Capital LLC, MSMB Investors and MSMB Management and, as such, is in a position to determine the investment and voting decisions made by each of the Reporting Persons.

Each of MSMB Capital LLC, MSMB Capital LP, MSMB Healthcare, MSMB Investors and MSMB Management is organized in Delaware.  Each of MSMB Healthcare and MSMB Capital LP are primarily engaged in the business of investing in securities.  MSMB Investors is primarily engaged in the business of serving as the general partner of MSMB Healthcare.  Each of MSMB Capital LLC and MSMB Management are primarily engaged in the business of investment advising and management.

Mr. Shkreli’s present principal occupation or employment is serving as (i) the Chief Executive Officer of the Issuer and (ii) the managing member of each of MSMB Capital LLC, MSMB Investors and MSMB Management.

None of the Reporting Persons has, during the past five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

Pursuant to an Agreement and Plan of Merger dated December 12, 2012 (the “Merger Agreement”), by and among the Issuer, Desert Gateway Acquisition Corp., a Delaware corporation and wholly-owned subsidiary of the Issuer (“Merger Sub”) and Retrophin, Inc., a Delaware corporation (“Retrophin”), Merger Sub merged with and into Retrophin, with Retrophin remaining as the surviving entity and a wholly-owned operating subsidiary of the Issuer (such transaction, the “Merger”).  The Merger was effective as of December 12, 2012 (the “Effective Time”).  At the Effective time, the legal existence of Merger Sub ceased and all shares of common stock, par value $0.001 per share of Retrophin (the “Retrophin Common Stock”) and Series A Preferred Stock, par value $0.001 per share of Retrophin (the “Retrophin Preferred Stock”) were cancelled and converted into shares of Common Stock.  For every share of Retrophin Common Stock held immediately prior to the Effective Time, the holder of such shares received five shares of Common Stock, and for every share of Retrophin Preferred Stock held immediately prior to the Effective Time, the holder of such shares received seven shares of Common Stock.

Immediately prior to the Effective Time, Mr. Shkreli held 391,781 shares of Retrophin Common Stock, which were cancelled.  Mr. Shkreli was due to receive an additional 114,603 shares of Retrophin Common Stock in accordance with a vesting schedule and subject vesting was accelerated upon the completion of the Merger.  As a result of the Merger, Mr. Shkreli’s Retrophin Common Stock and unvested shares of Retrophin Common Stock converted into 2,531,920 shares of Common Stock.  The shares of Retrophin Common Stock held by Mr. Shkreli prior to the Merger were purchased by Mr. Shkreli with his personal funds.

Immediately prior to the Effective Time, MSMB Healthcare held 30,000 shares of Retrophin Common Stock and 46,182 shares of Retrophin Preferred Stock, which were cancelled.  As a result of the Merger, MSMB Healthcare’s Retrophin Common Stock and Retrophin Preferred Stock converted into 473,274 shares of Common Stock.  The shares of Retrophin Common Stock and Retrophin Preferred Stock held by MSMB Healthcare prior to the Merger were purchased with working capital.

Immediately prior to the Effective Time, MSMB Investors held 59 shares of Retrophin Preferred Stock, which were cancelled.  As a result of the Merger, MSMB Investors’ Retrophin Preferred Stock converted into 413 shares of Common Stock.  The shares of Retrophin Preferred Stock held by MSMB Investors prior to the Merger were purchased with working capital.

Immediately prior to the Effective Time, MSMB Capital LP held 75,000 shares of Retrophin Common Stock, which were cancelled.  As a result of the Merger, MSMB Capital LP’s Retrophin Common Stock converted into 375,000 shares of Common Stock.  The shares of Retrophin Common Stock held by MSMB Capital LP prior to the Merger were purchased with working capital.

Mr. Shkreli disclaims beneficial ownership of the shares held by MSMB Healthcare LP, MSMB Healthcare Investors LLC and MSMB Capital Management LP.

The summary contained herein of the Merger Agreement is not intended to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which is filed as an Exhibit and which is incorporated herein by reference.

Item 4.  Purpose of Transaction.

The disclosure set forth in Item 3 of this Schedule 13D is incorporated herein by reference.

A change of control of the Issuer occurred as a result of the consummation of the Merger.  As of the Effective Time, Mr. Shkreli was appointed as a director and Chief Executive Officer of the Issuer.  In his capacity as a director and Chief Executive Officer of the Company, Mr. Shkreli is, and will be, significantly involved in the affairs of the Issuer and could take actions that relate to or would result in the matters set forth in subparagraphs (b) through (j) of Item 4 to Schedule 13D.

The Reporting Persons may, from time to time and at any time, acquire additional shares of Common Stock and/or other equity, debt, notes, instruments or other securities and/or derivative securities relating thereto (collectively, “Securities”) of the Company in the open market or otherwise.  They reserve the right to dispose of any or all of their shares of Common Stock in the open market or otherwise, at any time and from time to time, and to engage in any hedging or similar transactions with respect to the Securities.

Item 5.  Interest in Securities of the Issuer.

(a)  The Reporting Persons may be deemed to beneficially own, in the aggregate, 3,380,607 shares of Common Stock, representing approximately 40.54% of the Company’s outstanding Common Stock (based on 8,338,836 shares of Common Stock outstanding as of the Effective Time, as set forth in the Current Report on Form 8-K filed by the Issuer on December 18, 2012).

(b)  Mr. Shkreli has sole voting power and sole dispositive power with regard to 2,531,920 shares of Common Stock.  MSMB Capital LP has sole voting power and sole dispositive power with regard to 375,000 shares of Common Stock.  Each of MSMB Capital LLC and Mr. Shkreli have shared voting power and shared dispositive power with regard to such shares of Common Stock.  MSMB Healthcare has sole voting power and sole dispositive power with regard to 473,274 shares of Common Stock.  Each of MSMB Investors, MSMB Management and Mr. Shkreli have shared voting power and shared dispositive power with regard to such shares of Common Stock.  MSMB Investors has sole voting power and sole dispositive power with regard to 413 shares of Common Stock.  Mr. Shkreli has shared voting power and shared dispositive power with regard to such shares of Common Stock.

Each of MSMB Capital LLC and Mr. Shkreli, by virtue of their relationships with MSMB Capital LP, may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Act”)) the shares of Common Stock which MSMB Capital LP directly beneficially owns.  Each of MSMB Investors, MSMB Management and Mr. Shkreli, by virtue of their relationships with MSMB Healthcare, may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Act) the shares of Common Stock which MSMB Healthcare directly beneficially owns.  Mr. Shkreli, by virtue of his relationship with MSMB Investors, may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Act) the shares of Common Stock which MSMB Investors directly beneficially owns.  Each of MSMB Capital LLC, MSMB Investors, MSMB Management and Mr. Shkreli disclaim beneficial ownership of such shares of Common Stock for all other purposes.

(c)  No transactions in the Common Stock have been effected by the Reporting Persons within the past 60 days, except as disclosed under Item 3 of this Schedule 13D, all of which disclosures are incorporated herein by reference.

(d)  Not applicable.

(e)  Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

There are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any person with respect to securities of the Issuer.

Item 7.  Material to be Filed as Exhibits.

The following documents are filed as exhibits:

1.	Joint Filing Agreement of the Reporting Persons*
2.	Agreement and Plan of Merger, dated December 12, 2012 (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by the Issuer on December 18, 2012)

* filed herewith

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   December 20, 2012

MSMB CAPITAL MANAGEMENT LLC

/s/ Martin Shkreli
Name: Martin Shkreli
Title: Managing Member

MSMB CAPITAL MANAGEMENT LP
By MSMB Capital Management LLC, its general partner

/s/ Martin Shkreli
Name: Martin Shkreli
Title: Managing Member

MSMB HEALTHCARE LP
By MSMB Healthcare Investors LLC, its general partner

/s/ Martin Shkreli
Name: Martin Shkreli
Title: Managing Member

MSMB HEALTHCARE INVESTORS LLC

/s/ Martin Shkreli
Name: Martin Shkreli
Title: Managing Member

MSMB HEALTHCARE MANAGEMENT LLC

/s/ Martin Shkreli
Name: Martin Shkreli
Title: Managing Member

/s/ Martin Shkreli
Martin Shkreli